Exhibit 99.1

Bright Scholar Enters into Agreements to Acquire 80% Equity Interest in Wuhan Sannew Education

FOSHAN, April 4, 2019 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it entered into agreements to acquire 80% equity interest in Wuhan Sannew Education Development Co. Ltd., (“Sannew Education”). The Company targets to close the transaction in May 2019, subject to the satisfaction of customary closing conditions and the completion of relevant corporate and regulatory procedures.

Sannew Education operates Wuhan Sannew American Middle School (“Sannew School”), the very first American style private boarding school in Wuhan. Established in 2015 by overseas returnees from Harvard University, Sannew School offers secondary education services for grade 7-12 and also introduces a full set of American education curricula. Graduates from Sannew School were admitted by many top overseas universities, including UCLA, University of Southern California, NYU, Boston University, University of the Arts London, Queen’s University, University of Melbourne, and University of Sydney.

Executive Vice Chairman of Bright Scholar, Mr. Jerry He comments, “Sannew School is a strong fit with Bright Scholar’s family of schools and establishes our prominence in central China. Sannew School shares our commitment to providing students with the highest quality education available. The full set of American curricula offers by the Sannew School expands our educational offering and increases the opportunities for our students in pursuit of higher education.”

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of December 31, 2018, Bright Scholar operated 68 schools covering the breadth of K-12 academic needs of its students across nine provinces in China. In the first three months of the 2019 school year ended November 30, 2018, Bright Scholar had an average of 41,423 students enrolled at its schools.

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the satisfaction of the closing conditions and the completion of the relevant corporate and regulatory procedures and consummation of the Company’s investment, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed acquisition and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

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